# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Real Estate Income Trust Inc., CIK 0001756761
CUSIP: 000000000
Title of class of securities: Class N Redeemable Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 2300 N Field Street, Suite 1200, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000225602

## Reporting persons
- Massachusetts Mutual Life Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 15,157,853; sole dispositive power 0; shared dispositive power 15,157,853; aggregate amount beneficially owned 15,157,853 (100% of the class)
- Stillings Street LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,157,853; sole dispositive power 0; shared dispositive power 15,157,853; aggregate amount beneficially owned 15,157,853 (100% of the class)

## Item 1. Issuer
Name of issuer: Invesco Real Estate Income Trust Inc.
Address of issuer's principal executive offices: 2300 N Field Street, Suite 1200, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111
Citizenship: Massachusetts

Stillings Street LLC
1295 State Street
Springfield, MA 01111
Citizenship: Delaware
Address of principal business office or, if none, residence: See Item 2(a)
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover page hereto, and is incorporated herein by reference.

As of December 31, 2025, Stillings Street LLC ("Stillings") directly held 15,157,853 shares of Class N Redeemable Common Stock, par value $.01 per share (the "Class N Common Stock") of Invesco Real Estate Income Trust Inc. (the "Issuer"). Stillings is a wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual") and as such, MassMutual may be deemed the beneficial owner of the Class N Common Stock directly held by Stillings.
Percent of class:
Each Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Class N Common Stock listed on each Reporting Person's cover page.

The Reporting Persons beneficially own 100% of the Class N Common Stock. Such Class N Common Stock represents approximately 65.6% of the total outstanding shares of common stock of the Issuer based on 23,104,600 shares of common stock outstanding as of November 30, 2025, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on December 16, 2025.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Massachusetts Mutual Life Insurance Company: /s/ Helder P. Pereira, Helder P. Pereira, Authorized Signatory (01/23/2026)
- Stillings Street LLC: /s/ Helder P. Pereira, Helder P. Pereira, Authorized Signatory (01/23/2026)